MONTHLY REPORT - MARCH, 2007
                               Global Macro Trust
                 The net asset value of a unit as of March 31, 2007
                  was $1,048.98, up  2.7% from $ 1,020.96 per unit
                             as of February 28, 2007.

                                      Managing          Unit
                                        Owner          Holders          Total
Net Asset Value (464,644.035      $   5,257,458     469,127,145     474,384,603
   units) at February 28, 2007
Addition of 8,884.088 units on                0       9,070,300       9,070,300
   March 1, 2007
Redemption of 6,674.215 units on             (0)     (7,001,118)     (7,001,118)
   March 31, 2007
Net Income (Loss) - March, 2007         174,478      13,210,541      13,385,019
                                    -----------  --------------  --------------
Net Asset Value at March 31, 2007 $   5,431,936     484,406,868     489,838,804
                                    ===========  ==============  ==============
Net Asset Value per Unit at March
31, 2007 (466,964.578 units
inclusive of 110.670 additional
units.)                                          $     1,048.98


                        STATEMENT OF INCOME AND EXPENSE

                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts      $(2,366,178)     14,500,765

      Change in unrealized gain (loss) on open       16,585,768      (7,167,356)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations                                    $
      Realized gain (loss) from U.S. Treasury                 0               0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                           (14,802)        151,281


   Interest income                                    2,018,225       5,902,618

   Foreign exchange gain (loss) on margin                99,660         (29,012)
      deposits

Total: Income                                        16,322,673      13,358,296

Expenses:
   Brokerage commissions                              2,780,332       8,290,900

   20.0% New Trading Profit Share                             0           5,285

   Custody Fees                                          18,133          18,133

   Administrative expense                               139,189         421,204


Total: Expenses                                       2,937,654       8,735,522

Net Income (Loss) - March, 2007                    $ 13,385,019       4,622,774


* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                     To the best of my knowledge and belief,
                                     the information contained herein is
                                     accurate and correct.

                                         /s/ Harvey Beker
                                         Harvey Beker, President
                                         Millburn Ridgefield Corporation
                                         Managing Owner
                                         Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554


                                     April 10, 2007



Dear Investor:

Global Macro Trust ("GMT") was up 2.74% for March, 2007. Year-to-date the Trust is up 0.85%.

In March, gains from interest rate, currency, and stock index futures trading outweighed losses from commodity trading.

Rising interest rates generated profits on short positions in Australian, German and British notes and bonds and short-term Swiss, European, German and British interest rate futures. A long position in Canadian bonds was unprofitable.

Notwithstanding the sharp stock market sell-off between February 27 and March 5, the Fund maintained long stock index futures positions, and European, U.S., Canadian, Australian, South African and Chinese markets were profitable. There was a significant intra-day dip in U.S. stocks on Friday March 30 due to protectionism concerns when the Commerce Department imposed tariffs on imports of Chinese glossy paper, but the losses were recouped by session-end. Long positions in indices of Japan and Taiwan were unprofitable in March.

The dollar was generally weaker against higher yielding currencies in March, and long positions in the Australian and New Zealand dollars, Brazilian real, Indian rupee, Turkish lira, Hungarian forint, Polish zloty, euro and Singapore dollar were profitable. A short position in the Canadian dollar was unprofitable. Non-dollar cross rate trading was also profitable as the euro fell versus Hungary, New Zealand and Turkey, and Switzerland and Japan fell against Australia. Long positions in the pound versus the Swedish krona and Swiss franc and a short position in the Canadian dollar versus the Swiss franc were unprofitable.

Energy trading was unprofitable in March. The seizure by Iran of British military personnel raised supply concerns throughout the markets, and short positions in Brent and WTI crude oil, heating oil, London gas oil and natural gas were unprofitable. The Fund had exited a short position in gasoline (RBOB) earlier in the month.

Metal trading was marginally unprofitable. Gains from long positions in lead and nickel were outweighed by losses on long positions in gold, silver and zinc and a short position in copper.

Grain trading was unprofitable in March. On the last day of the month, the Department of Agriculture reported higher than expected corn planting intentions and lower than expected soybean and wheat intentions. Not surprisingly corn fell, but so did soybeans and wheat. The Fund remains long corn and the soybean
complex but had previously gone partially short wheat.   Tropical soft
commodities recouped some of the grain losses.  A long position in cocoa and
short positions in coffee and sugar were profitable.    A long position in
cattle was unprofitable.


                                      Very truly yours,


                                      Millburn Ridgefield Corporation
                                        Harvey Beker, co-Chairman
                                        George E. Crapple, co-Chairman